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[redacted] STATES
SECURITIES [redacted]SSION

02018316

SEC FILE NUMBER
8-50969

RECEIVED
MAR 01 2002

ANNUAL AUDITED
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

NATEXIS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas, 34th Floor
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Spiros Tsaketas — 212-872-5022 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

NATEXIS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Natexis Banques Populaires)
(SEC I.D. No. 8-50969)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
Natexis Securities, Inc.:

We have audited the statement of financial condition of Natexis Securities, Inc. (the "Company") (a wholly-owned subsidiary of Natexis Banques Populaires) as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 15, 2002

NATEXIS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Natexis Banques Populaires)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 391,207
Accounts receivable	115,630
Deposit with clearing broker	100,373
Fixed assets, net	27,807
Prepaid expenses	13,582
Investment in NASD	2,100
TOTAL ASSETS	$ 650,699

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	93,282
Total Liabilities	93,282
STOCKHOLDER'S EQUITY:	
Common stock $.01 par value, authorized 20,000 shares, issued and outstanding 100 shares	1
Additional paid-in capital	2,007,999
Accumulated deficit	(1,450,583)
Total Stockholder's Equity	557,417
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 650,699

See notes to statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Natexis Securities, Inc. (the "Company") is a wholly-owned subsidiary of Natexis Banques Populaires (the "Parent"), which engages in banking, securities and investment advisory activities. The Parent is a subsidiary in the Natexis Banques Populaires Group (the "Group") in France. The Company which was incorporated on March 12, 1998, received regulatory approval on October 6, 1998 and began operations on January 4, 1999, as a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company does not hold monies or securities for customers, as all customer securities transactions are introduced to another broker-dealer who carries such accounts and clears such transactions on a fully disclosed basis. The Company is therefore exempt from the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer-owned assets and cash reserve requirements.

The Company will effect trades in debt instruments and equity securities issued by both U.S. and foreign issuers in the secondary market only. Institutional customers include banks, other broker-dealers, investment banks, mutual funds, hedge funds and investment managers.

Currently, the Company operates under an internal policy whereby the Parent contributes capital, using as a guideline, the Company's forecasted operating expenses of the next quarter.

Cash - Cash includes interest earning deposits with maturities of less than three months.

Premises and Equipment - Furniture, fixtures and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation, which commences when the related premises or equipment is placed into service, is computed using the straight-line method over the estimated useful life of the assets.

Use of Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from the estimates.

Income Taxes - The Company accounts for income taxes utilizing the asset and liability approach.

Securities transactions - Securities transactions are recorded on a trade date basis.

(1) **Continued**

Derivative Instruments and Hedging Activities

On January 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). The adoption of SFAS 133 did not have a material impact on the Company's statement of financial condition.

SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts ("embedded derivatives"), and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The accounting for changes in fair value of a derivative depends on its intended use and the resulting designation.

Gains and losses on a derivative instrument not designated as a hedging instrument are recognized currently in earnings. Gains and losses on a derivative instrument designated and qualifying as a fair value hedge instrument as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized currently in earnings in the same accounting period.

Transfers of Financial Assets

The Company accounts for transfers of financial assets in accordance with SFAS No. 140, "Accounting For Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS 140 requires application of a financial component's approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS 140 is effective prospectively for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. SFAS 140 is effective for disclosures relating to securitization transactions and collateral and for certain provisions pertaining to the accounting of collateral for fiscal years ended after December 15, 2000. The adoption of SFAS 140 did not have a material impact on the Company's statement of financial condition.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") released SFAS No. 141, Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". The provisions of these statements are effective for financial statements issued for fiscal periods beginning after December 15, 2001. No material impact is expected on the Company's statement of financial condition.

In August 2001, the Financial Accounting Standards Board ("FASB") released SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2001. No material impact is expected on the Company's statement of financial condition.

2. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company maintains cash accounts with the Group for operating requirements. At December 31, 2001 the cash account balance with the Group was $391,207.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. There are restrictions on operations if aggregate indebtedness exceeds ten times net capital. At December 31, 2001, the Company had net capital of $507,391, which was $407,391 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1.

4. INCOME TAXES

As of December 31, 2001, there were approximately $1,378,862 in federal net operating loss carryforwards for tax purposes, which may be applied against future taxable income through 2020. There was also approximately $2,950 of alternative minimum tax ("AMT") credit, which can be carried forward indefinitely, subject to certain limitations.

The net operating loss carryforward and AMT credit creates a deferred tax asset of $485,552 for the Company. However, management believes that it is more likely than not that the deferred tax asset will not be realized in the foreseeable future. Therefore, at December 31, 2001, a valuation allowance has been established for the full amount of the deferred tax asset.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's policy is to carry financial instruments at fair value or at amounts which approximate fair value.

6. CREDIT RISK

The Company engages in various securities activities with a diverse group of counterparties through the Company's clearing broker. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities activities can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 15, 2002

Natexis Securities, Inc.
1251 Avenue of the Americas
New York, New York 10020

Dear Sir or Madam:

In planning and performing our audit of the statement of financial condition of Natexis Securities, Inc. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP